05012715

Virgin Mobile Holdings (UK) plc
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire
BA14 0TQ
Tel 01225 895 555
Fax 01225 895 888
virgin.com/mobile

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
United States of America

SEC file number: 82-34908

31st October 2005

SUPPL

Dear Sir/Madam,

Virgin Mobile Holdings (UK) plc
Furnishing of Material Pursuant to Rule 12g3-2(b)(1) Securities Act of 1934

Virgin Mobile Holdings (UK) plc (the "Company") is furnishing the enclosed material, which it has made public pursuant to the laws of England and Wales, filed with the UK Listing Authority or the London Stock Exchange or distributed to its security holders, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Commission file number 82-34908. The material enclosed herewith is being furnished under subparagraph (b)(1) of Rule 12g3-2 with the understanding that such material will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Philip Auld
Solicitor & Deputy Company Secretary
Virgin Mobile Holdings (UK) plc

11/22

Regulatory Announcement

Go to market news section

Company	Virgin Mobile Holdings (UK) PLC
TIDM	VMOB
Headline	Virgin Mobile French MVNO
Released	07:01 24-Oct-05
Number	0419T

RNS Number:0419T
Virgin Mobile Holdings (UK) PLC
24 October 2005

Virgin Mobile, Carphone Warehouse and Virgin in talks to launch French MVNO on the Orange network

24.10.05: Virgin Mobile Holdings (UK) PLC ("Virgin Mobile"), The Carphone Warehouse Group PLC ("Carphone Warehouse"), and Virgin Management Limited ("Virgin") today announce that they are in discussions regarding the launch of a nationwide Mobile Virtual Network Operator (MVNO) in France.

Subject to agreement being reached, the MVNO will operate under the Virgin Mobile brand and use the Orange network.

Further details relating to the venture will be announced in due course.

- Ends -

For Further Information:

Virgin Mobile Holdings (UK) PLC

Analysts:
Mike Thomas +44 (0)7941 045738
Media:
Steven Day +44 (0)7931 777777

Don Hunter +44 (0)7941 388073
Finsbury +44 (0)20 7251 3801

The Carphone Warehouse Group PLC

Analysts:
Peregrine Riviere +44 (0)7909 907193
Media:
Vanessa Tipple +44 (0)7947 000021

Anthony Carlisle +44 (0)7973 611888
Citigate Dewe Rogerson +44 (0)20 7638 9571

Virgin Management Ltd
Will Whitehorn +44 (0)20 7229 4738

About Virgin Mobile:

Virgin Mobile Holdings (UK) PLC, the UK's largest mobile virtual network operator, is majority owned by Sir Richard Branson's Virgin Group and uses

T-Mobile's network. Since its launch in November 1999, Virgin Mobile has attracted more than 5 million customers.

Virgin Mobile employs approximately 1,400 staff at three sites, Trowbridge, London and Daventry, and has an outsourced customer service centre operated by approximately 200 staff in Middlesbrough.

Virgin Mobile is in 'The Sunday Times 100 Best Companies to Work For' 2005 and is part of the FTSE4Good Index.

About Carphone Warehouse:

The Carphone Warehouse Group PLC was set up in 1989 by Charles Dunstone with £6,000. Today it is Europe's leading independent mobile communications retailer, generating annual turnover of £2,300m (y/e March 05), offering customers impartial and expert advice, the widest choice of the latest handsets, and unbeatable service. It also provides residential telecoms services to over 1m customers in the UK under the TalkTalk brand. The company operates across 10 markets and employs over 12,000 people.

About Virgin:

Virgin, a leading branded venture capital organization, is one of the world's most recognized and respected brands. Conceived in 1970 by Sir Richard Branson, the Virgin Group has gone on to grow very successful businesses in sectors ranging from mobile telephony, to transportation, travel, financial services, leisure, music, holidays, publishing and retailing. Virgin has created more than 200 companies worldwide, employing approximately 35,000 people, in 29 countries. Revenues around the world in the last 12 months were approximately £5 billion.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Virgin Mobile Holdings (UK) PLC
TIDM	VMOB
Headline	Directorate Change
Released	09:01 31-Oct-05
Number	3627T

RNS Number:3627T
Virgin Mobile Holdings (UK) PLC
31 October 2005

Virgin Mobile appoints Richard Huntingford as Non-Executive Director

London - 31 October 2005: Virgin Mobile Holdings (UK) plc ("Virgin Mobile") is pleased to announce the appointment of Richard Huntingford as a non-executive director with effect from 31 October 2005.

Richard, 49, is Chief Executive of Chrysalis Group Plc, the radio and music publishing business. Chrysalis Radio is one of the UK's leading commercial radio groups, with its Heart FM adult contemporary music stations, Galaxy dance and R 'n'B network and LBC speech stations. Chrysalis Music is one of the leading independent publishers in the UK and, together with its sister companies in Europe and North America, controls over 50,000 copyrights, as well as representing artists including David Gray and Outkast.

Richard has been Chief Executive since 2000, after a year as Group Managing Director and five years as Chief Executive of the Radio Division, where his principal role was to develop Chrysalis's interests in the UK commercial radio sector. He joined the company in 1987 and spent seven years as Corporate Development Director.

He previously worked for 12 years as a Chartered Accountant at KPMG.

Charles Gurassa, Chairman of Virgin Mobile, said: "Richard brings top-level commercial experience and a strong financial background to the Board of Virgin Mobile and we are delighted to appoint someone of his calibre as our fifth non-executive director."

There are no other matters relating to Richard Huntingford that need to be disclosed pursuant to Listing Rule 9.6.13.

ENDS

For further information contact:

Virgin Mobile	Media Alison Bonny, Head of Public Relations +44 (0)7802 430276 or +44(0)20 74844300 Analysts/Investors Mike Thomas, Head of Corporate Finance and Investor Relations +44 (0)7941 045738 or +44(0)20 7484 4300
Finsbury	James Murgatroyd Don Hunter +44 (0)20 7251 3801

About Virgin Mobile:

Virgin Mobile Holdings (UK) plc, the UK's largest mobile virtual network operator, is majority owned by Sir Richard Branson's Virgin Group and uses T-Mobile's network. Since its launch in November 1999, Virgin Mobile has attracted more than 5 million customers.

In the UK, Virgin Mobile phones are available direct on 0845 6000 600; on the web at www.virginmobile.com or on the High Street at approximately 5,000 retail outlets.

Virgin Mobile employs approximately 1,400 staff at three sites, Trowbridge, London and Daventry, and has an outsourced customer service centre operated by approximately 200 staff in Middlesbrough

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close